Yieldstreet

Dear Investor,

As an investor in the Growth & Income REIT (the "Fund"), we wanted to share that we have made the decision to discontinue the Fund and return investor capital as investments mature.

When we launched the REIT in February 2022, we sought to use this Fund as a vehicle to build a portfolio that would, over time, offer a diverse allocation to various commercial real estate assets, produce cash flows to support regular distributions, and operate sustainably for both existing and new investors.

However, dynamics in the commercial real estate market have prevented the Fund from meeting its initial objective, attracting sufficient capital and scaling.

In our role and responsibility as Manager, we have made the decision that it is in the best interest of the Fund's investors to manage the Fund's existing assets through disposition and seek to maximize investor returns, rather than continuing to raise capital and grow the Fund's portfolio.

What this means:

- Assets will continue to be actively managed; the decision to discontinue the Fund does not affect its current underlying assets.
- Assets will be held to maturity or realization over time.
- No additional capital will be raised to acquire new Fund assets.
- Because no new investors will be admitted and the Fund's investments are illiquid real estate investments, the Fund is not expected to maintain cash levels required to support the redemption process. As such, there will be no further redemptions. Instead, capital will be returned as each asset matures or is opportunistically sold.

What to expect:

- We expect this wind down process to take approximately 2-3 years, over which time we believe the interest rate environment and broader

commercial real estate markets are likely to improve from where they are today, which may enhance potential outcomes for investors.

- As part of our active management, we continue to progress with business plans, and work to potentially improve cash flows and net operating income.
- We will continue to provide quarterly reports and updates throughout this process. You can review updates on the Fund's current holdings here, as well as an FAQ.

Please note, Yieldstreet's other commercial real estate investments are not affected by this decision, and we will continue to offer a diverse range of commercial real estate investment opportunities.

Whether you recently entered the Fund or have been invested since day one, we appreciate your trust. We did not make this decision lightly, and strongly believe it will help achieve the best possible outcome for investors.

Sincerely,
Yieldstreet

844-943-5378 • investments@yieldstreet.com
300 Park Ave. New York, NY 10022